March 17, 2009

VIA TELEFACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-7010

Attn: Mr. Chris White, Division of Corporation Finance

Mrs. Suying Li, Division of Corporation Finance

RE: Universal Energy Corp.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Filed April 15, 2008

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Filed November 19, 2008

Response Letter Dated January 28, 2009

File No. 0-50284

Dear Mr. White,

This correspondence is being filed in response to comments contained in your letter dated March 12, 2009, relating to the above referenced items filed by Universal Energy Corp. (the "Company"). These comments, and the responses on behalf of the Company to these comments, are set forth below. Our responses are numbered in a manner that corresponds with your comments as set out in your letter dated March 12, 2009.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8.A. Controls and Procedures, page 28
    We note your response to prior comment number 2, including your amended disclosure pertaining to management's annual report on internal control over financial reporting. Please further amend your disclosure to provide management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2007, including an explicit statement as to whether or not internal control over financial reporting is effective pursuant to Item 308(T)(a)(3) of Regulation S-K. In addition, please include a statement in substantially the following form, "this annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report" pursuant to Item 308(T)(a)(4) of Regulation S-K.

Response:

We have amended our proposed disclosure to include the two items you have requested, specifically:
    an explicit statement as to whether or not internal control over financial reporting is effective pursuant to Item 308(T)(a)(3) of Regulation S-K.
    including a statement in substantially the following form, "this annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report" pursuant to Item 308(T)(a)(4) of Regulation S-K.

We have added the two items listed above to the previous disclosure and added emphasis to the changes to facilitate your review. The entire proposed disclosure is as follows:

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in the reports we file pursuant to the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Principal Accounting Officer ("PAO") as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide a reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Management designed the disclosure controls and procedures to provide reasonable assurance of achieving the desired control objectives.

We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and PAO, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. As a result of the material weakness in internal control over financial reporting discussed below, our disclosure controls and procedures were not effective as of December 31, 2007.

We believe our financial statements fairly present, in all material respects, the financial position results of operations and cash flows for the interim and annual periods presented in our annual report on Form 10-KSB and quarterly reports on Form 10-QSB. The unqualified opinion of our independent registered public accounting firm on our financial statements for the period ended December 31, 2007 is included in this Form 10-KSB.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Internal control over financial reporting refers to the process designed by, or under the supervision of, our CEO and PAO, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

    pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
    provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and
    provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Based on our assessment, and because of the material weakness described below, management has concluded that internal control over financial reporting as of December 31, 2007 was not effective based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Reporting of the Valuation of Derivative Instruments

As of December 31, 2007, we have determined that a material weakness in our internal control over the reporting of the valuation of our September and November debentures existed during the third and fourth quarter of 2007. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The control deficiency resulted from the lack of effective detective and monitoring controls within internal control over financial reporting over these accounts. In addition, as previously disclosed, the Company only has two employees and therefore, an adequate segregation of duties is difficult. Solely as a result of this material weakness, we concluded that our disclosure controls and procedures were not effective as of December 31, 2007.

Management's Remediation Effort Remediation of Valuation of Derivative Instruments

We have taken and will take the following actions to enhance our internal controls: retain additional specialized staff in the preparation of annual and interim financial statements and implement a system of segregation of duties in the processing of transactions within the recording cycle.

Changes in Internal Control over Financial Reporting

Except as noted above, there have been no significant changes in our internal controls over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act) during the fiscal year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In connection with the foregoing responses, Universal Energy Corp. acknowledges the following:
    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
    staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us with any questions you may have.

Kindest Regards,

/s/ Dyron M. Watford

Dyron M. Watford, Chief Financial Officer, Universal Energy Corp.

cc: Billy R. Raley, Chief Executive Officer, Universal Energy Corp.

Jim Cross, Cross Fernandez & Riley

Mark Bailey, Mark Bailey & Company